ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

December 26, 2023

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. Lithotomos:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on October 17, 2023 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 15, 2023 (the “PEA”) for the purpose of adding Calamos CEF Income & Arbitrage ETF (the “Fund”) as a new series of the Registrant. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff requests that the Fund’s completed Annual Fund Operating Expenses table and example expenses be provided in advance of effectiveness to allow an adequate opportunity for the Staff to review.

Response. The Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments)

Management Fees	0.74%
Distribution and/or Service Fees (12b-1)	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[2]	2.00%
Total Annual Fund Operating Expenses[3]	2.74%

1 “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

2 “Acquired Fund Fees and Expenses” include certain expenses incurred in connection with the Fund’s investment in various closed-end funds, exchange-traded funds (“ETFs”), and business development companies (“BDCs”). The amount shown is based on estimated amounts for the current fiscal year.

3 The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$277	$850

2.	Comment. Will the Fund’s investment strategy consider activist shareholder targets or efforts? If so, please consider adding disclosure with respect to the same to the Fund’s investment strategy and risk disclosure.

Response. As noted in the section of the Fund’s prospectus titled “Principal Investment Strategies,” the Fund’s investment adviser will consider a variety of factors, including quantitative and fundamental analysis, event research, and trading opportunities, to identify closed-end funds that are trading at a discount and represent an opportunity for the Fund to achieve its investment objective. As part of this investment selection process, the Fund’s investment adviser may consider the activities of activist shareholders with respect to potential investment targets; however, the Fund’s investment adviser does not anticipate that activist shareholder activity will represent a significant factor in its typical security selection process. Therefore, the Registrant is of the view that additional or revised disclosure is not needed.

3.	Comment. Please supplementally explain what is meant by “regularly” in the following sentence from the section of the Fund’s prospectus titled “Principal Investment Strategies”: “The Adviser intends to rebalance the portfolio regularly to ensure that the desired asset allocations are maintained.”

Response. The Registrant notes that the term “regularly,” as used in this context, is synonymous with “often.” The Fund’s investment adviser intends to rebalance the portfolio as it deems appropriate based on market conditions; it does not intend to rebalance the portfolio on a time-based schedule or at pre-prescribed intervals of time.

4.	Comment. Are there any particular instruments that the Fund will use for arbitrage purposes?

Response. The Registrant respectfully directs the Staff’s attention to disclosure in the section of the Fund’s prospectus titled “Principal Investment Strategies,” which discloses the instruments that the Fund may use to achieve its investment objective through an arbitrage-based strategy:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks high current income and long-term capital appreciation by investing in unaffiliated closed-end funds that the Fund’s investment adviser, Calamos Advisors LLC (“Calamos Advisors” or the “Adviser”), believes offer both attractive income opportunities as well as arbitrage opportunities resulting from such closed-end funds trading at attractive discounts (market prices that are less than the closed-end funds’ net asset value (“NAV”)). The Fund’s strategy seeks to identify closed-end funds trading at attractive discounts and sell such funds when the arbitrage opportunity has either been achieved by capturing the benefit of discount narrowing or when the Adviser determines the discount level no longer represents an unusual divergence from the Fund’s underlying asset value. Under normal circumstances, the Fund seeks to achieve its investment objectives by investing at least 80% of its net assets (plus borrowings for investment purposes, if any) in U.S. and non-U.S. closed-end funds.…The Fund also may invest in ETFs and business development companies (“BDCs”)…”

“The Fund may invest in rights or warrants of equity securities and closed-end funds. The Fund also may use derivative instruments such as options, index futures, and forward contracts. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis…In order to capture the relative arbitrage value embedded in the discount, the Fund may from time to time take short positions that approximate the value of the underlying closed-end fund assets…”

5.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure “ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

6.	Comment. Please consider including arbitrage risk as a principal risk for the Fund.

Response. The Registrant has added the following disclosure in the Fund’s prospectus relating to the principal investment risks associated with an investment in the Fund:

• Arbitrage Risk — The Fund’s use of an arbitrage strategy in order to take advantage of a perceived discount presents certain risks. The shares of the underlying closed-end funds in which the Fund invests may trade at a discount or premium to their NAV. Historically, shares of underlying funds have frequently traded at a discount to their NAV, which discounts have, on occasion, been substantial and lasted for sustained periods of time. This characteristic is a risk separate and distinct from the risk that an underlying fund’s NAV could decrease as a result of investment activities. Whether investors, such as the Fund, will realize gains or losses upon the sale of shares will depend not on the underlying funds’ NAVs, but entirely upon whether the market price of the underlying funds’ shares at the time of sale is above or below an investor’s purchase price for shares. Forecasting market movements is difficult, and securities may be mispriced or improperly valued by the Adviser.

7.	Comment. Please consider including a cybersecurity risk as a principal risk for the Fund.

Response. The Registrant respectfully declines to include cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus but notes the following text is included as a non-principal risk for the Fund in response to Item 9 of Form N-1A.

Cybersecurity Risk. Investment companies, such as the Fund, and their service providers are exposed to operational and information security risks resulting from cyberattacks, which may result in financial losses to the Fund and its shareholders. Cyber- attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, “ransomware” that renders systems inoperable until ransom is paid, the unauthorized release of confidential information, or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund, Calamos Advisors, custodian, transfer agent, distributor, administrator, intermediaries, trading counterparties, and other third-party service providers may adversely impact the Fund or the companies in which the Fund invests, causing the Fund’s investments to lose value or to prevent a shareholder redemption or purchase from clearing in a timely manner.

8.	Comment. Please discuss how the Fund’s strategy will comply with Rule 22e-4. Consider revising the strategy and risk disclosure in the Fund’s prospectus as appropriate to address the types of closed-end funds and business development companies that may be in the Fund’s portfolio. For example, perhaps there will be a focus on listed closed-end funds and business development companies and/or perhaps the Fund will invest in only a limited number of illiquid non-traded closed-end funds and business development companies. To the extent there are investment limits with respect to illiquid closed-end funds and business development companies, consider disclosing such limits in the prospectus.

Response. The Registrant respectfully directs the Staff’s attention to the following disclosure in the Fund’s registration statement relating to the Fund’s limited investment in illiquid securities and strategy to comply with Rule 22e-4.

In the sub-section of the Fund’s prospectus titled “Illiquid Investments,” under the section titled “Non-Principal Investments”:

“The Fund may invest up to 15% of its net assets in securities and other instruments that are, at the time of investment, illiquid (determined using the Securities and Exchange Commission’s standard applicable to investment companies, i.e., any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment).”

In the sections of the Fund’s prospectus titled “Principal Risks”:

“Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.”

In the sub-section of the Fund’s Statement of Additional Information titled “Illiquid Securities,” under the section titled “Investment Practices”:

“The Fund may invest up to 15% of its net assets under regulatory rules, taken at market value, in illiquid investments that are assets, including any securities that are not readily marketable either because they are restricted securities or for other reasons. . . . The liquidity of an investment will be determined based on relevant market, trading and investment specific considerations as set out in the Fund’s liquidity risk management program (the “Liquidity Program”) as required by Rule 22e-4 under the 1940 Act (the “Liquidity Rule”). Illiquid investments may trade at a discount to comparable, more liquid investments and the Fund may not be able to dispose of illiquid investments in a timely fashion or at their expected prices. If illiquid investments exceed 15% of the Fund’s net assets, the Liquidity Rule and the Liquidity Program will require that certain remedial actions be taken.”

In the section of the Fund’s Statement of Additional Information titled “Investment Restrictions”:

“In addition to the fundamental restrictions listed above, the Fund has adopted the following as non-fundamental policies . . . (e) [t]he Fund will invest no more than 15% of its net assets in illiquid securities. Illiquid securities means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

The Registrant believes the existing disclosure adequately addresses the Fund’s strategy to comply with Rule 22e-4 and discloses the risks associated with investing in a limited amount of illiquid securities. The Registrant further reiterates that the Fund intends to comply with Rule 22e-4 and invest no more than 15% of its assets in illiquid securities. The Registrant respectfully declines to include any additional disclosure in the Fund’s prospectus relating to the types of closed-end funds and business development companies that may be in the Fund’s portfolio.

9.	Comment. In the section of the Fund’s prospectus titled “Changes in 80% policy,” please disclose that the Fund will notify shareholders in writing of any change to the Fund’s 80% policy.

Response. The Registrant has updated the disclosure in the Fund’s prospectus as requested (new text underscored):

“The Fund has adopted a non-fundamental operating policy that requires it, under normal circumstances, to invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in U.S. and non-U.S. closed-end funds. Although this requirement may be changed by the Board of Trustees without shareholder approval, the Fund will notify shareholders in writing at least 60 days prior to any change in its 80% policy.”

The Registrant has also updated similar disclosure in the section of the Fund’s Statement of Additional Information titled “Investment Objective,” as follows (new text underscored):

“The Fund has adopted a non-fundamental operating policy that requires it, under normal circumstances, to invest at least 80% of the Fund's net assets (plus borrowings for investment purposes, if any) in U.S. and non-U.S. closed-end funds. Although these requirements may be changed by the Board of Trustees without shareholder approval, the Fund will notify shareholders in writing at least 60 days prior to any change in its 80% policy.”

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Samuel Herling Moore, Esq., Ropes & Gray LLP